January 10, 2020

Ms. Anu Dubey

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

MSS Series Trust

One Rock Fund

File Nos. 333-135714 and 811-21927

Dear Ms. Dubey:

On November 11, 2019, MSS Series Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of the One Rock Fund (the “Fund”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on December 17, 2019, except as indicated below.  Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

GENERAL

1.

Comment.

Please review and revise as appropriate the disclosure pertaining to electronic delivery of shareholder reports pursuant to Item 27 of Form N-1A.

Response.

The disclosure has been revised as follows (italics added for ease of review):

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s shareholder reports like this one will no longer be sent by mail, unless you specifically request paper copies of the reports.

Instead, the reports will be made available on the Fund’s website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically by contacting your financial intermediary (such as a broker-dealer or bank) or, if you are a direct investor, by following the instructions included with paper Fund documents that have been mailed to you. You may also elect to receive all future reports in paper free of charge.

You may elect to receive all future reports in paper free of charge. You can inform the Fund that you wish to continue receiving paper copies of your shareholder reports calling the Fund at the 877-593-8637.  If you own these shares through a financial intermediary, contact the financial intermediary to request paper copies.  Your election to receive reports in paper will apply to all funds held with the fund complex or your financial intermediary.

PROSPECTUS

Fee Table

2.

Comment. Per General Instruction C(3)(b) of Form N-1A, please remove the following disclosure from each Fund’s summary prospectus: “The Fund may change its investment objectives without shareholder approval, although it has no current intention to do so. Shareholders will be provided with at least 60 days’ prior written notice of any change to the Fund’s investment objectives.”

Response. The disclosure in question has been removed from the Fund’s summary prospectus.

Principal Investment Strategy

3.

Comment. Please revise the Fund’s Item 4 and Item 9 disclosure with regard to the Fund’s principal investment strategy. Please note that Form N-1A requires the Item 4 strategy disclosure to be a summary of the Item 9 disclosure.

Response. The Registrant has revised the Fund’s Item 4 and Item 9 disclosure as requested. Please see courtesy redlined prospectus.

4.

Comment. Please supplementally confirm to the Staff that an estimate of the interest and dividend expense of short sales is reflected in the Fee Table.

Response. The Registrant confirms that an estimate of the interest and dividend expense of short sales is reflected in the Fee Table. Please see completed Fee Table below:

Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None
Maximum Deferred Sales Charge (Load) (as a % of original purchase price)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None
Redemption Fee (as a % of amount redeemed, if sold within 60 days)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%
Other Expenses (1)	0.85%
Interest and Dividend Expenses Remaining Other Expenses	0.03% 0.82%
Total Annual Fund Operating Expenses	1.85%
Fee Waiver and/or Expense Reimbursement (3)	(0.07)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.78%

5.

Comment. Given the disclosure, “holds shares of foreign companies” – please identify if the Fund will invest in emerging markets to the level of a principal strategy. If so, please add reference and disclose the corresponding risks of emerging markets under Principal Investment Risks.

Response. The Registrant has revised the principal investment strategy disclosure in question as follows:

To achieve the Fund’s investment objectives, Wrona Investment Management, LLC (the “Adviser”) invests primarily in publicly traded common stocks of any capitalization.  The Adviser may also invest in stock options, stock index futures, and stocks of foreign and emerging market issuers listed on U.S. exchanges. The Fund defines emerging market issuers to be those found in the MSCI Emerging Markets Index. The Adviser may engage in short sales of common stocks.

The Registrant has also added the following risk disclosure to the Fund’s principal investment risks:

Emerging Markets Risk. Investing in emerging markets involves the risk of exposing the Fund to economic structures that are generally less diverse and mature, and to political systems that can be expected to have less stability, than those of developed countries.  The typically small size of the markets of securities of issuers located in emerging markets and the possibility of a low or nonexistent volume of trading in those securities may also result in a lack of liquidity and in price volatility of those securities.

6.

Comment. Please revise the applicable disclosure to indicate what types of ETFs the Fund intends to invest in (i.e., primarily equity ETFs, etc.).

Response. The Fund does not intend to invest in ETFs as a principal investment strategy. The Registrant has revised the Fund’s principal investment strategy disclosure to remove all references to ETFs.

7.

Comment. Please revise the Fund’s strategy disclosure with respect to its proposed use of options, to include specific discussion of how the Fund intends to use options. Additionally, please revise the disclosure explain covered calls in plain English.

Response. The Registrant has revised the principal investment strategy disclosure in question as follows:

The Fund may actively use covered calls and covered puts on individual securities.  A covered call is owning a stock while simultaneously being short a call option(s) on the same stock. A covered put is being short a stock while simultaneously being short a put option(s) on the same stock.  Both strategies are meant to reduce portfolio volatility and reduce downside risk relative to owning a stock or being short a stock without the corresponding covered call option or put option. The Adviser may use these strategies during periods of heightened individual company risks.

8.

Comment. Please confirm if the Fund intends to use covered call put options. If so, please specifically add this to the Fund’s strategy disclosure and explain covered call put options in plain English. Additionally, please revise the disclosure if applicable to indicate whether the Fund intends to write covered call put options, buy these options, or both. If the Fund intends to write options and puts, please disclose if it will write these on securities that it owns.

Response. The Registrant has revised the disclosure as requested. Please see the Registrant’s response to Comment 7.

9.

Comment. The Fund’s Item 9 disclosure references “straddles,” “collars” or “spreads”. If these are part of the Fund’s principal investment strategies, please add them to the Item 4 disclosure and explain them with more specificity in plain English.

Response. The Registrant has revised the principal investment strategy disclosure in question as follows:

The Adviser may employ a short straddle or short strangle stock option strategy.  A short straddle is being short a call option(s) and put option(s) at the same strike price. A short strangle is being short a call option(s) and a put option(s) at different strike prices.  Both strategies benefit if the underlying stock is not as volatile over the holding period as the options market is currently pricing.  The Adviser will only make use of option strategies where the underlying security is one in which the Fund normally would invest.

10.

Comment. Given the disclosure, “The Fund may actively use options strategies, such as…”, please supplementally explain to the Staff which other option strategies the Fund may utilize. If additional option strategies are intended, please add the appropriate strategy disclosure. Please note that the Staff’s position is that funds must tailor all derivatives disclosure with specificity (see Barry Miller No-Action Letter).

Response. The Registrant has removed the disclosure in question. Please see the Registrant’s responses to Comments 7, 8, and 9.

11.

Comment. The Fund’s strategy disclosure indicates that it intends to use options to generate income. The Staff notes that options generate capital gains and losses, not income. If the Fund intends to use options to generate income, please supplementally explain to the Staff what these options are, or alternatively, revise the disclosure as appropriate.

Response. The Registrant has revised the disclosure to remove any reference to the use of options to generate income.

12.

Comment. With regard to the disclosure, “…or utilize puts and calls on related securities…”, please clarify what “related securities” are.

Response. The Registrant has removed the disclosure in question.

13.

Comment.  With regard to the disclosure, “The Adviser may also utilize a combination of puts and/or calls regarding the same security”, please explain in plain English why the adviser would use a combination of puts and/or calls regarding the same security.

Response. The Registrant has removed the disclosure in question. Please see the Registrant’s responses to Comment 7, 8, and 9.

Principal Investment Risks

14.

Comment. Please revise the order of each Fund’s principal investment risks so that they appear by order of importance most likely to affect the Fund’s NAV, yield, and total return rather than alphabetical.

Response. The Registrant respectfully declines to reorder the principal investment risks of either Fund. The Registrant believes that the risks should remain alphabetical to avoid potentially misleading investors by giving the impression that the Registrant is able to correctly predict the rank of other risks. The Registrant further notes that there is no requirement in Form N-1A that restricts a fund from ordering its principal investment risks alphabetically.

15.

Comment. With regard to “Management Risk”, please consider adding to this risk or as a separate risk, that the Fund may not perform as well as other funds because the Adviser may select and exclude securities for reasons other than performance.

Response. The Registrant has revised the disclosure in question as follows (italics added for emphasis):

Management Risk:  The Fund is an actively managed portfolio.  The Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that the Fund will achieve its investment objective.  The Adviser may fail to use derivatives effectively or may select investments that do not perform as anticipated by the Adviser.  Imperfections, errors or limitations in investment research used by the Adviser as part of its investment process could affect the Fund’s performance. The Fund may not perform as well as other funds because the Adviser may select and exclude certain securities for reasons other than performance. The Fund could lose value or its investment results could lag relevant benchmarks or other funds with similar objectives.

16.

Comment. Please confirm that Wrona Investment Management, LLC will be registered with the SEC prior to the effectiveness of the Registration Statement.

Response. The Registrant affirms that Wrona Investment Management, LLC is registered with the SEC as of January 2, 2020.

17.

Comment. Please revise the “Options Risk” disclosure to explain the risk with more specificity.

Response. The Registration has revised the disclosure in question as follows:

Options Risk. The Fund may lose the entire put option premium paid if the underlying security does not decrease in value at expiration.  Put options may not be an effective hedge because they may have imperfect correlation to the value of the Fund's portfolio securities.  Purchased put options may decline in value due to changes in price of the underlying security, passage of time and changes in volatility.  Written call and put options may limit the Fund's participation in equity market gains and may magnify the losses if the price of the written option instrument increases in value between the date when the Fund writes the option and the date on which the Fund purchases an offsetting position.  The Fund will incur a loss as a result of a written options (also known as a short position) if the price of the written option instrument increases in value between the date when the Fund writes the option and the date on which the Fund purchases an offsetting position.

18.

Comment. With regard to “Sector Risk”, the Staff notes that only the technology sector is listed in the Fund’s principal investment strategy. Does the Fund intend to invest in concentrated sectors other than technology? If not, please revise this risk disclosure where appropriate.

Response. The Registrant has revised the disclosure in question to remove “Sector Risk” from the Fund’s principal investment risks and added the following:

Technology Sector Risk. Technology companies face intense competition, both domestically and internationally, which may have an adverse effect on profit margins. Technology companies may have limited product lines, markets, financial resources or personnel. The products of technology companies may face obsolescence due to rapid technological developments and frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the technology sector are heavily dependent on patent and intellectual property rights. The loss or impairment of these rights may adversely affect the profitability of these companies.

19.

Comment. With regard to “Portfolio Turnover Risk”, please add disclosure pertaining to the tax consequences of a high turnover rate.

Response. The Registrant has revised the disclosure in question as follows (italics added for emphasis):

Turnover Risk: A higher portfolio turnover will result in higher transactional and brokerage costs. Active trading of securities may also increase the Fund’s realized capital gains or losses, which may affect the taxes you pay as a Fund shareholder.

Temporary Investments

20.

Comment. With regard to the disclosure, “The Fund may also invest a substantial portion of its assets in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies.” – please revise to clarify whether this statement is referring to a temporary defensive position.

Response. The disclosure in question has been deleted.

Opening an Account

21.

Comment. With regard to the disclosure, “Cash, credit cards and third party checks will not be accepted”, please confirm that if these payment methods are used, the purchase order will be canceled.

Response. The disclosure in question has been revised to read as follows:

The Fund reserves the right to reject or restrict purchase for any reason, particularly when a shareholder’s trading activity suggests that the shareholder may be engaged in market timing or other disruptive trading activities.

22.

Comment. Please add disclose explaining the situations (or examples of) in which the Fund would refuse to sell to any person.

Response. The disclosure in question has been revised to read as follows:

The Fund reserves the right to reject or restrict purchase for any reason, particularly when a shareholder’s trading activity suggests that the shareholder may be engaged in market timing or other disruptive trading activities.

23.

Comment. With regard to the disclosure, “The Fund (or the Fund's agent) each have the authority to redeem shares in your account(s) to cover any losses due to fluctuations in share price.” – please explain what authority the Fund has to involuntarily redeem a shareholder.

Response. The disclosure in question has been removed.

Redemptions in Kind

24.

Comment. With regard to the statement, “In-kind redemption of Fund shares will be redeemed pro-rata”- please clarify whether this is referring to how securities will be selected to pay out in-kind redemptions. See Liquidity Rule Adopting Release (page 294).

Response. The disclosure has been revised as follows (italics added for ease of review):

The Fund reserves the right to honor requests for redemption or repurchase orders made by a shareholder during any 90-day period by making payment in whole or in part in portfolio securities ("redemption in kind") on the amount of such a request that is large enough to affect operations (that is, on the amount of the request that is greater than the lesser of $250,000 or 1% of the Fund's net assets at the beginning of the 90-day period). To the extent feasible, a redemption in kind would be a pro rata allocation of the Fund’s portfolio. The securities will be chosen by the Fund and valued using the same procedures as used in calculating the Fund's NAV. The Fund may use illiquid securities for redemptions in kind.  A shareholder may incur transaction expenses in converting these securities to cash.

STATEMENT OF ADDITIONAL INFORMATION

25.

Comment. Investment Restrictions – Please add disclosure that the Fund will consider the holdings of underlying funds in which they invest when determining compliance with its own concentration policy.

Response. The Registrant notes that it is not aware of a requirement to consider the concentration policies of an underlying investment company in which a Fund invests for purposes of determining the Fund’s compliance with its concentration policy. The Registrant further notes that the Fund’s adviser would not have access to an unaffiliated underlying fund’s current portfolio holdings information at the time of investment. Notwithstanding the foregoing, the Registrant confirms that, to the extent an underlying investment company has adopted a fundamental policy to concentrate in a particular industry, the Fund will take such policy into consideration for purposes of the Fund’s industry concentration policy

26.

Comment. Please confirm that MSS will serve as the Fund’s transfer agent and mirror the appropriate disclosure in the Fund’s prospectus.

Response. The Registrant confirms that MSS will serve as the Fund’s transfer agent and has revised all disclosure accordingly.

Part C

27.

Comment. Please provide a legal opinion along with regard to the Fund.

Response. The Registrant represents that a legal opinion will be provided with regard to the Fund

If you have any questions or additional comments, please call Joshua Hinderliter at (614) 469-3345.

Very truly yours,

            /s/ Joshua J. Hinderliter

Joshua J. Hinderliter